Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings

Income (loss) from continuing operations	$69,151	$51,624	$52,867	$45,067	$40,176
Add: JV cash distributions	200,857	193,144	36,469	22,482	26,909
Interest	75,819	61,197	44,001	33,946	42,411
Portion of rent expense representative of interest	16,807	13,008	12,776	12,875	12,949

Total earnings	$362,634	$318,973	$146,112	$114,370	$122,445

Fixed Charges and Preferred Stock Dividends

Interest	$75,819	$61,197	$44,001	$33,946	$42,411
Preferred stock dividends	19,875	16,258	7,712	9,690	9,658
Interest capitalized	6,849	433	—	—	—
Portion of rent expense representative of interest	16,807	13,008	12,776	12,875	12,949
Amortization of loan costs expensed	4,461	3,274	3,844	3,427	3,608

Total Fixed Charges and Preferred Stock Dividends	$123,811	$94,170	$68,332	$59,938	$68,626

Ratio of earnings to combined fixed charges and preferred stock dividends	2.93	3.39	2.14	1.91	1.78